March 28, 2011

VIA EDGAR AND OVERNIGHT DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn:	J. Nolan McWilliams and Justin Dobbie

RE:	Bravo Brio Restaurant Group, Inc. Amendment No. 1 to the Registration Statement on Form S-1 File No. 333-172642
Ladies and Gentlemen:
Bravo Brio Restaurant Group, Inc. (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-1 (Registration No. 333-172642) (as amended, the “Registration Statement”). On behalf of the Company, we respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated March 22, 2011 from Mr. Justin Dobbie to Mr. Saed Mohseni. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.
Exhibit 5.1
1.	Refer to the third full paragraph on page 2 of the opinion. Counsel may limit its legality opinion to the appropriate state law or state corporate law, but may not limit the legality opinion to only statutory law or otherwise exclude applicable case law. Please revise accordingly.
Response:
The Company accepts the Staff’s comment and counsel has revised paragraph 2 of the opinion accordingly.
2.	As the registration statement covers the resale of the Shares, please have counsel revise to opine that the Shares are duly authorized, validly issued, fully paid and non-assessable.
Response:
The Company accepts the Staff’s comment and counsel has revised the opinion to opine that the Shares are duly authorized, validly issued, fully paid and non-assessable.
3.	The legality opinion should speak as of the date of effectiveness. Please have counsel revise the penultimate paragraph accordingly. Alternatively, confirm that you will refile the opinion on the date of effectiveness.

United States Securities and Exchange Commission
March 28, 2011

Response:
The Company notes the Staff’s comment and supplementally informs the Staff that it has re-filed the opinion as of today, the date of effectiveness.
*     *     *     *     *

United States Securities and Exchange Commission
March 28, 2011

If you have any questions, please feel free to contact James A. Lebovitz at 215.994.2510 or the undersigned at 215.994.2562. Thank you for your cooperation and prompt attention to this matter.
Sincerely,

/s/ Derick S. Kauffman Derick S. Kauffman

cc:	Saed Mohseni, President and Chief Executive Officer, Bravo Brio Restaurant Group, Inc.
Carmen J. Romano, Esq., Dechert LLP
James A. Lebovitz, Esq., Dechert LLP
Marc D. Jaffe, Esq., Latham & Watkins LLP
Ian D. Schuman, Esq., Latham & Watkins LLP